

The Super Crowd, Inc., a public benefit corporation
1926 Venetian Drive, Stockton, CA 95207 | 801-747-9575

April 24, 2026

United States Securities and Exchange Commission
Washington, D.C. 20549

RE: The Super Crowd, Inc. – Termination of Reporting Obligations (Form C-TR)

To Whom It May Concern:

The Super Crowd, Inc., a Delaware Public Benefit Corporation (the "Company"), hereby files this Form C-TR to formally terminate its ongoing reporting obligations under Regulation Crowdfunding.

Pursuant to Rule 202(b)(2) of Regulation Crowdfunding (§ 227.202(b)(2)), the Company certifies that it is eligible to terminate its annual reporting requirements because it has successfully filed at least one annual report and currently has fewer than 300 holders of record.

If you have any questions regarding this submission, please contact the undersigned.

Sincerely,

Devin D. Thorpe
President / CEO
The Super Crowd, Inc.